SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LSI Logic Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

502161-10-2
(CUSIP Number of Class of Securities’ Underlying Common Stock)

David G. Pursel
Vice President, General Counsel and Corporate Secretary
LSI Logic Corporation
1551 McCarthy Boulevard
Milpitas, California 95035
(408) 433-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$37,717,485.00	$3,470.01

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 48,448,408 shares of common stock of LSI Logic Corporation having an aggregate value of $37,717,485.00 as of August 16, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.
(2)	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(K)
EXHIBIT (A)(1)(L)

         This Amendment No. 1 to a Tender Offer Statement on Schedule TO (the “Statement”) amends and supplements the Statement originally filed by LSI Logic Corporation, a Delaware corporation (“LSI Logic” or the “Company”), in connection with its offer to exchange (the “Exchange Offer”) options to purchase an aggregate of 48,448,408 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1991 Equity Incentive Plan and 1999 Nonstatutory Stock Option Plan (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Nonstatutory Stock Option Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated August 20, 2002, as amended and supplemented by the Supplement to Offering Circular, dated August 23, 2002 (as amended and supplemented the “Offer to Exchange”), (ii) the related letter from Wilfred J. Corrigan dated August 20, 2002, (iii) the list of Frequently Asked Questions, as amended and supplemented by the supplement to the list of Frequently Asked Questions dated August 23, 2002, (iv) the Election Form, and (v) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents”. An “eligible employee” refers to all persons who are employees hired on or before 5:00 p.m., Pacific Time, on August 15, 2002, and who receive pay as regular employees of LSI Logic or one of its subsidiaries in the United States, Germany, Hong Kong, Japan, The People’s Republic of China or the United Kingdom and remain employees through the date on which the New Options are granted, except members of the Company’s Board of Directors and the Company’s executive officers.

         The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Exchange Offer and all disclosure set forth in the statement remain unchanged.

Item 12. Exhibits.

         Item 12 hereby is amended and supplemented to add the following exhibits:

(a)	(1)	(k)	Supplement to Offer to Exchange dated August 23, 2002.

		(l)	Supplement to List of Frequently Asked Questions dated August 23, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

LSI Logic Corporation

/s/ Wilfred J. Corrigan
Wilfred J. Corrigan Chairman and Chief Executive Officer

Date: August 23, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(k)	Supplement to Offer to Exchange dated August 23, 2002.

(a)(1)(l)	Supplement to List of Frequently Asked Questions dated August 23, 2002.